UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0058 Expires: August 30, 2009 Estimated average burden hours per response . . . . . . . 2.50
FORM 12b-25	SEC FILE NUMBER 001-33008
NOTIFICATION OF LATE FILING	CUSIP NUMBER 44930K108

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10-D	☐	Form N-SAR
☐	Form N-CSR

For Period Ended: June 30, 2009
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended: __________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Full Name of Registrant ICO Global Communications (Holdings) Limited
Former Name if Applicable
Address of Principal Executive Office (Street and Number) 11700 Plaza America Drive, Suite 1010
City, State and Zip Code Reston, VA 20190

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

ICO Global Communications (Holdings) Limited (“Company” or “ICO Global”) represents that it is unable to timely file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009 (“10-Q”) without unreasonable effort or expense.

As previously disclosed, DBSD North America, Inc. (formerly known as ICO North America, Inc.) and its subsidiaries (collectively, “DBSD”), filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York (“Chapter 11 Cases”).  In conjunction with the Chapter 11 Cases, DBSD is seeking approval of a plan pursuant to which the $750 million of convertible notes due in August 2009 (“Notes”) would be converted into common stock of the reorganized company.  ICO Global would receive shares of common stock representing approximately 5% of the outstanding equity, and would also receive warrants to purchase at $0.01 per share up to an additional 10% of the equity which shall be exercisable upon certain valuation events.

Due to ICO Global’s loss of control of DBSD as a result of the Chapter 11 Cases, the Company has deconsolidated DBSD from its financial operating results as of May 15, 2009, thereby eliminating all future operations of DBSD from the Company’s financial operating results.  The 10-Q cannot be timely filed because of the complexity of the accounting treatment relating to the deconsolidation of DBSD.  Because of this complexity, additional time is necessary to finalize the accounting and associated review relating to the deconsolidation.  As a result, the Company is unable to file the 10-Q by the prescribed filing date without unreasonable effort or expense.  The Company represents that the 10-Q will be filed no later than the 5th calendar day following the prescribed due date.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Michael P. Corkery	703	964-1400

(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s)

☑ Yes ☐ No
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

☑ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why reasonable estimate of results cannot be made.

ICO Global Communications (Holdings) Limited
(Name of Registrant as Specified in Charter)

 has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 10, 2009	By:	/s/ Michael P. Corkery
Michael P. Corkery
Acting Chief Executive Officer, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).